July 11, 2011

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Mr. Gregory Dundas

VIA EMAIL AND EDGAR

Re:          Customers Bancorp, Inc.
Amendment No. 6 to Registration Statement on Form S-l
Filed June 10, 2011
File No. 333-166225

Customers Bancorp, Inc. (the “Company”) hereby transmits for filing Amendment No. 7 to our Registration Statement on Form S-1, File No. 333-166225 (“Form S-1”).

In addition, this cover letter is being filed via EDGAR in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated June 30, 2011 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 7 to the Form S-1, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  Page numbers refer to the filed copy of Amendment No. 7 to the Form S-1.

Summary Selected Unaudited Pro Forma Condensed Financial Information Notes to Unaudited Pro Forma Combined Financial Information, page 143

1.
Please revise your disclosure in note 7(b) on page 144 explaining the $1.3 million credit quality adjustment for the remaining loans determined not to be within the scope of ASC 310-30 to include the expected life of the loans over which the adjustment is being recognized.

We have revised the Form S-1 at page 144 in response to the Staff’s comment.

2.
We note your disclosure in note 7(b) on page 144 that the $10.1 million accretable yield associated with loans within the scope is anticipated to be recognized over a 10.6 year period. We also note your disclosure in adjustment D on page 147 that the expected life of the loans is 2 years. Please revise to explain the reasons you are recognizing the accretable yield over a 10.6 year period when the life of the loans appears to be 2 years.

We have revised the Form S-1 at page 144 in response to the Staff’s comment.  The estimated lives in both note 7(b) on page 144 and adjustment D on page 147 have been adjusted to 14.7 years for note 7(b) and 4.9 years for adjustment D.  The estimated lives are related to the respective loans within each category and the types of loans.

The estimated life for the acquired loans with credit deterioration of 14.7 years is based upon the contractual life of the acquired loans.  The contractual life was not adjusted for prepayments due to the expectation that prepayments are not anticipated to occur as a result of the credit condition of the loans and historical experience of these types of loans.   The estimated life for the fair value on the performing portfolio of 4.9 years has been adjusted for prepayment assumptions based upon type of loan, interest rates and historical prepayment experience.

3.
We note from your disclosure in note 7(b) that the non-accretable difference and accretable yield components of the loans acquired in the Berkshire acquisition have an inverse relationship when compared to the FDIC assisted acquisitions of ISN Bank and USA Bank. Please revise to explain the primary reasons why the loans acquired in the Berkshire acquisition are expected to have a much higher accretable yield component when compared to the loans acquired in the two FDIC assisted transactions.

We have revised the Form S-1 at page 144 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Consolidated Statements of Operations for the three months ended March 31, 2011 and for the year ended December 31, 2010, page 147

4.
We note your response to comment 11 of our letter dated May 3, 2011 and your revised disclosure on page 147 describing pro forma adjustments (D), (E) and (F).  In particular, we note that adjustment (E) continues to state that income is recognized using the level yield amortization method which is assumed to approximate the level yield method.  Please revise your disclosure to clarify whether you are recognizing income based on the level yield method or a method that approximates the level yield method.  Also, please revise your disclosure describing pro forma adjustments (C), (D) and (E) to remove any qualifying language (i.e., “assumed”) so that your disclosure explicitly states whether the method used approximates the level yield method.

We have revised the Form S-1 at page 147 in response to the Staff’s comment. Customers Bank recognizes interest income on its current loan portfolio  based on the level yield method as disclosed in Note 1 on page Customers F-30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Customers Bank Results of Operations – Three months ended March 31, 2011 and 2010, page 152

5.
We note your disclosure on page 152 and 153 that the provision for loan losses decreased $1.6 million to $2.8 million for the three months ended March 31, 2011 compared to $4.4 million for the same period in 2010 primarily due to a significant increase in nonperforming loans, charge-offs of problem loans in 2010, the declining value of real estate in your market area and the continued deterioration of the economic conditions in 2010 which continued in 2011. These factors appear more likely to support an increase in the provision for loan losses. Please revise your disclosure to more comprehensively bridge the gap between the observed changes in your recent credit experience and in your overall credit environment with the resulting amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end.

We have revised the Form S-1 at pages 152 and 153 in response to the Staff’s comment.

Asset Quality, page 175

6.
We note your response to comment 12 of our letter dated May 3, 2011 and your revised disclosure surrounding certain asset quality ratios and related disclosures on page 176. Please revise your disclosure in footnotes (a) and (b) to these asset quality ratios to quantify the amount of allowance associated with non-covered mortgage warehouse and purchased manufactured housing loans at December 31, 2010 and 2009.  As a related matter, please revise your disclosure in the footnotes to the asset quality ratios on page 159 to include disclosure similar to that in the footnotes to asset quality ratios on page 176 (i.e., separate footnote (a) and (b) disclosure for the asset quality ratios including and excluding the balances from the mortgage warehouse loans and purchased manufactured housing portfolio).

We have revised the Form S-1 at pages 159 and 176 in response to the Staff’s comment.

Financial Statements Notes to Financial Statements Note 1 – Summary of Significant Accounting Policies Loans Receivable Covered Under Loss Sharing Agreements, page Customers F-34

7.
We note your response to comment 18 of our letter dated May 3, 2011 and your revised disclosure on page F-34. In accordance with our previously issued comment, please further revise this disclosure to quantify the total amount loans at acquisition date that met the criteria of ASC 310-30 and ensure that this disclosure is consistent with other relevant disclosures throughout the filing.

We have revised the Form S-1 at page Customers F-34 in response to the Staff’s comment.

Note 5 – Loans Receivable, Pages Customers F-8 and Customers F-41

8.
We note your response to comment 22 of our letter dated May 3, 2011 and the supplementary supporting schedules provided on June 16, 2011 related to the loans acquired in your USA Bank and ISN Bank acquisitions. Your response states that you evaluated your methodology for the accretable and non-accretable balances and have revised your calculations and disclosures accordingly. It appears you have only revised your disclosure on pages Customers F-15 and Customers F-45 to reflect this change.  Please revise all relevant disclosures throughout the filing to provide consistent and complete disclosures to reflect this change, or tell us how you determined it was appropriate to revise only a portion of your disclosures. Additionally, for any revisions made in response to this comment, please clearly identify for us in your response new, revised or deleted disclosures, as appropriate.

We evaluated the impact of the revised calculations and disclosures on Customers F-15 and Customers F-45 to determine the effects on the remaining components of the financial statements.  In order to evaluate the materiality of the revisions, Customers Bank considered guidance in SEC Staff Accounting Bulletin No. 99, Topic 1.M, Materiality and SEC Staff Accounting Bulletin No.  108, Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  The following items were evaluated and considered immaterial:

Background

Customers Bank acquired two banks in 2010 and the loans were evaluated under ASC 310-30.  In conjunction with the revisions of the disclosures related the accretable and non-accretable balances in Note 5 on page Customers F-45, variances were identified between the initial fair value recorded and disclosed in Note 2 on page Customers F-37 and F-38 and the revised calculation for balances disclosed in Note 5.

In accordance with this guidance, the Company performed a quantitative and qualitative analysis to determine whether the variances were material to the year ended December 31, 2010.

Quantitative Analysis

The nonaccretable discount in Note 5 on Customers F-45 includes the contractual payments for both principal and interest of acquired loans with credit deterioration under ASC 310-30.  The variances were determined based upon the fair value adjustments of the loans receivable, as disclosed in Note 2 compared to the revised fair value of loans with credit deterioration as disclosed in Note 5.  The following represents the effects of the revisions in Note 5 on components within the financial statements that remain unchanged due to their immateriality.

(dollars in thousands)	As disclosed	Adjusted balance	Variance Increase(decrease)
Loans receivable covered under loss sharing agreements with the FDIC, net at March 31, 2011	$ 158,194	$ 158,854	$340 or 0.21%
Loans receivable covered under loss sharing agreements with the FDIC, net at December 31, 2010	164,885	164,545	$340 or 0.21%
Interest income, for the year ended December 31, 2010	30,907	31,162	$255 or 0.83%
Net income for the year ended December 31, 2010	23,735	23,903	$ 168 or 0.71%
Interest income, for the three months ended March 31, 2011	11,839	12,007	$168 or 1.42%
Net loss for the three months ended March 31, 2011	(1,676)	(1,565)	$111 or 6.62%
USA Bank, Total loans receivable as disclosed in Note 2	124,726	124,541	$ 185 or 0.12%
ISN Bank, Total loans receivable as disclosed in Note 2	51,374	51,169	$ 155 or 0.27%
USA Bank, FDIC loss sharing receivable in Note 2	22,728	22,785	$ 57 or 0.25%
ISN Bank, FDIC loss sharing receivable in Note 2	5,609	5,646	$ 37 or 0.66%
Total fair value adjustments in Note 2	(11,851)	(11,605)	$ 246 or 2.08%
Gain on acquisition of the Acquired Banks, net of taxes in Note 2	$ 27,145	$26,982	$ 163 or 0.60%

Quantitative Analysis

In addition to reviewing the percentage impact on the line items described above, the Company also performed a qualitative assessment of the errors and considered the factors included in SAB 99.  There were no effects of these variances on the earnings trends, compliance on regulatory requirements, loan covenants and other contractual requirements or management compensation.

Conclusion

Based on the review of the facts above, management has concluded that the variances identified in the revised disclosures related to the accretable and nonaccretable balances are considered both quantitatively and qualitatively immaterial and do not warrant revisions in the financial statements for the year ended December 31, 2010 and the three months ended March 31, 2011.

9.
Please revise your disclosure on page Customers F-9, Customers F-10 and Customers F-44 to define “current” (e.g., in accordance with contractual terms, in accordance with expected cash flows, etc) for both your loans acquired with credit deterioration and the remaining loans that were not identified upon acquisition with credit deterioration.

We have revised the Form S-1 at pages Customers F-9, Customers F-10, Customers F-42 and Customers F-44 in response to the Staff’s comment.

10.	We note that the table summarizing covered nonaccrual loans and past due loans on page Customers F-9 does not agree to the tables on page 160. Please explain and revise as necessary.

We have revised the Form S-1 at page 160 and 177 in response to the Staff’s comment.

11.
We note from your disclosure on pages Customers F-10, Customers F-11 and Customers F-42 that the total recorded investment in your impaired loans was approximately the same as the total unpaid principal balance at both March 31, 2011 and December 31, 2010. This disclosure appears to indicate that you have not recorded any significant charge-offs on these impaired loans.  Please tell us whether this is true and if so the reasons to support your conclusion.

The charge-offs of impaired loans during the three months ended March 31, 2011 were not significant.  Total charge-offs related to impaired loans were $652,000 for the three months ended March 31, 2011 offset by the addition of impaired loans of approximately $2.0 million related to two borrowers.

On a quarterly basis, we evaluate our loan portfolio to update our “watchlist” and impaired loans. This quarterly review is performed by the members of the Special Assets department, members of our credit department and our Chief Credit Officer. Loans rated special mention, substandard or doubtful are formally presented to and reviewed by management to assess the level of risk, ensure the risk ratings are appropriate and ensure appropriate actions are being taken to minimize potential loss exposure. The review cycle is determined based on the risk rating, delinquency status and level of overall credit exposure.

Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled payments when due. Management determines the significance of payment delays and payment shortfalls taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment history and the amount of the shortfall in relation to the principal and interest owed.  Prior to their review, financial information regarding current cash flows are obtained to provide additional information for evaluation.  Impairment is measured on a loan level basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate or, if the loan is collateral dependent, the fair value of the collateral. These factors are combined to estimate the probability and severity of inherent loss.  As further disclosed on page F-42, we record charge-offs when it has been determined that there are insufficient cash flows to repay the loan balances.  Based upon our analysis, charges-offs of $652,000 were recorded on the impaired loans during the three months ended March 31, 2011.

12.
Please revise your description of the table on page Customers F-11 presenting “loans collectively reviewed for impairment” and “loans acquired with deteriorated credit quality” to be consistent with that on page Customers F-44.  More specifically, your description of the table appears to indicate that all of the loans in the table are loans acquired with credit deterioration which does not appear to be accurate.

We have revised the Form S-1 at page Customers F-11 in response to the Staff’s comment.

13.
We note that your disclosure on page Customers F-14 does not include the recorded investment in financing receivables by impairment method for each loan portfolio segment in accordance with ASC 310-10-50-11B(g) and (h).  Please revise your disclosure to include this information.

We have revised the Form S-1 at page Customers F-14 and Customers F-15 in response to the Staff’s comment.

14.	We note your response to comments 19 and 23 of our letter dated May 3, 2011 and your revised disclosure on pages Customers F-16 and Customers F-45. Please address the following:

•
You disclose that you established a policy to apply the cash flows from the credit deteriorated loans (impaired loans) to principal until the cash flows of the loans accounted for under ASC 310-30-55 exceed initial cash flow estimates.  ASC 310-3055 includes implementation guidance and illustrations.  Please revise to include the specific implementation guidance and / or example within ASC 310-30-55 to which you are referring.

•
You disclose that the outstanding balance of impaired covered loans as defined by ASC 310-30 was $110,553 and $113,279 at March 31, 2011 and December 31, 2010, respectively. Please confirm, if true, that your definition of “impaired” loans is consistent with the guidance in ASC 310-10-35-10 (i.e. credit deteriorated loans that upon subsequent evaluation it was determined that it was probable that based upon current information and events, you will be unable to collect all cash flows expected at acquisition plus additional cash flows expected to be collected arising from changes in estimate after acquisition).  Alternatively, please revise your disclosure to remove the reference to “impaired” loans.

•
Please revise to include the total outstanding balance and related carrying amount of all loans that were determined to be within the scope of ASC 310-30 as of the beginning and end of the period. Refer to ASC 310-30-50-2a.1.

•
For those loans within the scope of ASC 310-30 for which the income recognition model in this subtopic is not applied in accordance with paragraph 310-30-35-3, revise to disclose the carrying amount at the acquisition date for loans acquired during the period and the carrying amount of all loans at the end of the period.  Refer to ASC 310-30-50-2a.4.

•
In preparing your revised disclosures, separate your discussion into two paragraphs, one addressing loans within the scope of ASC 310-30 for which you have a reasonable expectation about the timing and amount of cash flows expected to be collected and are therefore recognizing the excess of all cash flows expected at acquisition over the initial investment in the loans as interest income over the life of the loan (accretable yield) and another addressing loans within the scope of ASC 31030 for which you do not have a reasonable expectation about the timing and amount of cash flows expected to be collected for which this income recognition is not applied in accordance with paragraph 310-30-35-3.

We have revised the Form S-1 at pages Customers F-16 and Customers F-45 in response to the Staff’s comment.

Exhibits 8.1 and 8.2

15.	Opinions may be limited as to purpose but not as to person. Please obtain revised opinion that deletes the language in the final paragraph limiting reliance on the opinions to certain persons.

Our legal counsel, Stradley Ronon Sevens & Young, LLP, has issued revised tax opinions (attached as Exhibits 8.1 and 8.2 to the S-1) in response to the Staff’s comment.

Exhibits 8.2 and 8.3

16.
We note your disclosure on page 88 that the two companies’ respective tax counsel has opined that “the merger will qualify as a tax-free reorganization for federal income tax purposes under Section 368(a)(1)(1) of the Code” and includes a lengthy discussion of the federal tax consequences that will result from this qualification, including that “no gain or loss will be recognized by a shareholder of BBI upon the exchange of BBI Shares solely for CBI Shares.” In contrast, each of the opinions filed as Exhibit 8.2 and 8.3 states only that the merger will qualify as a reorganization under Section 368(a) and states nothing regarding the expected tax consequences. Indeed, both opinions specifically disclaim any opinion as to the tax consequences to individual shareholders.  Please obtain revised opinions that discuss the expected consequences of the qualification of the merger under Section 368(a).

Our legal counsel, Stradley Ronon Sevens & Young, LLP, and Berkshire’s legal counsel, Bybel Rutledge LLP, have each issued revised tax opinions (attached as Exhibits 8.2 and 8.3 to the Form S-1) in response to the Staff’s comment.

Please do not hesitate to contact our securities counsel, Lori Buchanan Goldman (lgoldman@stradley.com or 215-564-8707) or David F. Scranton (dscranton@stradley.com or 610-640-5806) should you have any questions regarding this response letter or Amendment No. 7 to the Form S-1.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS BANCORP, INC.

By:	/s/ Thomas R. Brugger
Name:	Thomas R. Brugger
Title:	Executive Vice President and Chief Financial Officer